E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

March 3, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charles Eastman

Re:	E-Home Household Service Holdings Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed February 14, 2020
File No. 333-233468

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated February 25, 2020, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No.1 to Form F-1 filed February 14, 2020

Risk Factors

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations, page 14

1.	We note your disclosure about how the outbreak of the coronavirus “could materially disrupt our business and operations” and that there can be “no assurance of growth in the fiscal year ended June 30, 2020, as a result of the adverse economic effect of the coronavirus.” Please expand your disclosure to discuss the reasonably likely known effects of the coronavirus on your results of operation and financial condition for fiscal 2020.

Response: We have expanded our disclosures in this risk factor to discuss the reasonably likely known effects of the coronavirus on our results of operation and financial condition for fiscal 2020.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.